Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine months ended September 30, 2010	Year Ended December 31
		2009	2008	2007	2006	2005
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$960	$620	$904	$1,282	$1,018	$967
Plus:
Fixed charges exclusive of capitalized interest	194	273	343	156	137	129
Amortization of capitalized interest	5	7	7	7	8	9
Adjustments for equity affiliates	1	11	18	21	16	20

Total	$1,160	$911	$1,272	$1,466	$1,179	$1,125

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$137	$193	$254	$93	$83	$81
Rentals—portion representative of interest	58	80	89	63	54	48

Fixed charges exclusive of capitalized interest	195	273	343	156	137	129
Capitalized interest	5	9	8	11	7	5

Total	$200	$282	$351	$167	$144	$134

Ratio of earnings to fixed charges	5.8	3.2	3.6	8.8	8.2	8.4